

December 30, 2013

Via E-mail
Mark P. Kalvoda
Chief Financial Officer
Titan Machinery Inc.
644 East Beaton Drive
West Fargo, ND 58078

> Re: **Titan Machinery Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2013**
> **Filed April 10, 2013**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 24, 2013**
> **File No. 001-33866**

Dear Mr. Kalvoda:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director